SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. __

Under the Securities Exchange Act of 1934

TouchTunes Music Corporation

(Name of Issuer)

Class A Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

891549107

(CUSIP Number)

Ginette Depelteau Caisse de dépôt et placement du Québec Centre CDP Capital 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 Canada Tel.: (514) 847-5901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 12 pages

CUSIP No. 891549107			Page 2 of 12

1.	Name of Reporting Person: Caisse de dépôt et placement du Québec		SS or I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Québec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 67,707,322 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 67,707,322 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,707,322 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 82.0%

14.	Type of Reporting Person (See Instructions): IC

(1)	Consists of: (i) 27,707,322 shares of Class A Voting Common Stock, par value $0.001 (“Class A Common Stock”) currently issuable upon conversion of 9,235,774 shares of Series A Preferred Stock; and (ii) 40,000,000 shares of Class A Common Stock currently issuable upon conversion of 8,888,889 shares of Series B Preferred Stock (collectively with the Series A Preferred Stock, the “Convertible Preferred Stock”).

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Because the Convertible Preferred Stock votes together with the Class A Common Stock as a single class, the Reporting Person exercises voting control over only 49.6% of the Company’s voting capital stock.

SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.     Security and Issuer.

     This Statement on Schedule 13D relates to the Class A Voting Common Stock, par value $0.001 per share (the “Class A Common Stock”), of TouchTunes Music Corporation, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 1800 East Sahara Avenue, Suite 107, Las Vegas, Nevada 89104.

Item 2.     Identity and Background.

     (a) - (f). This statement is filed by Caisse de dépôt et placement du Québec, a legal person without share capital and a mandatary of the State of the Province de Québec (“Caisse”).

     The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec. The principal place of business of Caisse is Centre CDP Capital, 1000 place Jean-Paul-Riopelle, Montréal, Québec H2Z 2B3, Canada.

     The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit 1, attached hereto and expressly incorporated herein by this reference.

(See list of Directors and Officers of Caisse in Exhibit 1 attached hereto)

     During the past five years, neither Caisse nor any of the persons listed in Exhibit 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     The securities described in this Schedule were acquired by Caisse with funds received from public and private pension funds entrusted to Caisse for investment purposes. The total amount of funds invested by Caisse in the transactions described herein (directly and through affiliates) was approximately $42,200,000.

Item 4.     Purpose of Transaction.

     On March 18, 1997, Sofinov Societe Financiere d’Innovation Inc., a legal entity, duly incorporated under Part 1A of the Companies Act (Quebec) (“Sofinov”), a wholly-owned subsidiary of Caisse, purchased 60 shares of Series A Preferred Stock of the Company for $90, 60 shares of Class B Stock of Touchtunes Digital Jukebox Inc., a Canadian corporation (“TDJI”), a subsidiary of the Company, for $300,000, and 12 shares of Class C Stock of TDJI for $60,000. Simultaneously with the investment by Sofinov, Societe Innovatech du grand

Montreal, a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec, having its head office and principal place of business in the City of Montreal, Province of Quebec (“Innovatech”), which has no affiliation with Sofinov or Caisse, also made an investment in the Company, purchasing 40 shares of Series A Preferred Stock of the Company for $60, 40 shares of Class B Stock of TDJI for $200,000, and eight shares of Class C Stock of TDJI for $40,000. The purpose of these investments was to provide capital to finance the development of the Company’s technology.

     Each share of Series A Preferred Stock of the Company was initially convertible into one share of Class A Common Stock subject to reduction in the event that the Company sells, or is deemed to sell, shares of its Class A Common Stock below $1.50 per share (subject to customary carve-outs). Holders of Series A Preferred Stock of the Company are entitled to one vote per share and vote together with the holders of Class A Common Stock and Series B Preferred Stock. Holders of Series A Preferred Stock are entitled to receive a pro rata share of any dividends declared by the Company on a pari passu basis with the holders of Class A Common Stock and Series B Preferred Stock.

      Each share of Class B Stock of TDJI was exchangeable for 2,500 shares of Series A Preferred Stock of the Company. Each share of Class C Stock of TDJI was exchangeable for 2,500 shares of Series A Preferred Stock of the Company.

     In connection with the investments described above, Sofinov and Innovatech entered into a shareholders agreement (the “Original Shareholders Agreement”) with the Company and Techno Expres, SA, a French corporation (“Techno Expres”), an existing shareholder of the Company. The Shareholders Agreement provided for the following: (a) Sofinov, Innovatech and Techno Expres (collectively, the "Shareholders”) had the right to collectively appoint 2 of 6 directors; (b) the Shareholders’ consent was required to (i) approve annual budgets of the Company, (ii) hire or fire any senior employees of the Company, (iii) engage any underwriters in connection with subsequent public offerings of securities, or (iv) enter into any underwriting agreements involving placements of securities in excess of $1,000,000; and (c) each Shareholder received a preemptive right to purchase its pro rata share of any new offering of securities by the Company (subject to customary carve-outs). The Shareholders’ rights under the Original Shareholders Agreement were later expanded as they invested more capital in the Company and TDJI, as described more fully below.

     On May 9, 1997, Sofinov purchased 408 shares of Class C Stock of TDJI for $2,040,000. Simultaneously, Innovatech purchased 272 shares of Class C Stock of TDJI for $1,360,000. The purpose of these investments was to provide working capital for the Company. Following this transaction, Sofinov beneficially owned approximately 8.5% of the Company’s Class A Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934).

     On February 11, 1998, Sofinov loaned $2,800,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of

$2.00/share. Simultaneously, Innovatech loaned $1,200,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures contained standard loan covenants (e.g, restrictions on the Company’s ability to incur liens on its assets, incur or guarantee future indebtedness, redeem securities, pay dividends, sell assets other than in the ordinary course of business, materially change the conduct of its business, etc.). The purpose of these investments was to provide working capital for the Company.

     On August 5, 1998, Sofinov loaned $1,400,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $2.00/share. Simultaneously, Innovatech loaned $600,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On November 2, 1998, Sofinov loaned $2,800,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and maturing payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $2.00/share. Simultaneously, Innovatech loaned $1,200,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On March 22, 1999, Sofinov loaned $500,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $2.00/share. Simultaneously, Innovatech loaned $330,579 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On April 8, 1999, Sofinov loaned $2,500,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $1.75/share. The convertible debentures also contained standard loan covenants. The purpose of this investment was to provide working capital for the Company.

     On July 14, 1999, Sofinov loaned $2,000,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $1.75/share. Simultaneously, Innovatech loaned $1,000,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On September 23, 1999, Sofinov loaned $1,500,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $1.75/share. Simultaneously, Innovatech loaned $500,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On November 3, 1999, Sofinov loaned $1,500,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $1.75/share. Simultaneously, Innovatech loaned $500,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On December 31, 1999, Sofinov voluntarily exchanged $15,000,000 in principal amount of debentures, plus accrued and unpaid interest thereon, for 8,035,714 shares of Series A Preferred Stock of the Company. Simultaneously, Sofinov also voluntarily exchanged 60 shares of Class B Stock of TDJI and 420 shares of Class C Stock of TDJI, representing all of Sofinov’s equity interest in TDJI, for an aggregate of 1,200,000 shares of Series A Preferred Stock of the Company. On the same date, Innovatech voluntarily exchanged approximately $5,331,000 in principal amount of debentures, plus accrued and unpaid interest thereon, representing all TDJI promissory notes held by Innovatech, for 2,808,146 shares of Series A Preferred Stock of the Company. Simultaneously, Innovatech also voluntarily exchanged 40 shares of Class B Stock of TDJI and 280 shares of Class C Stock of TDJI, representing all of Innovatech’s equity interest in TDJI, for an aggregate of 800,000 shares of Series A Preferred Stock of the Company. The purpose of these exchanges was to improve the Company’s financial position by reducing indebtedness and consolidate Sofinov’s and Innovatech’s ownership interest at the Company level (as opposed to the TDJI level).

     On May 18, 2000, Sofinov purchased 2,222,222 shares of Series B Preferred Stock of the Company for $5,000,000. Simultaneously, Capital Communications CDPQ Inc., a legal entity duly incorporated under Part 1A of the Companies Act (Quebec) and a wholly owned subsidiary of Caisse and an affiliate of Sofinov, having its head office and principal place of business at Centre CDP Capital, 1000 place Jean-Paul-Riopelle, Montréal, Québec H2Z 2B3, Canada (“Cap Com”), purchased 6,666,667 shares of Series B Preferred Stock of the Company for $15,000,000. Each share of Series B Preferred Stock of the Company was initially convertible into one share of Class A Common Stock, subject to reduction in the event that the Company sells shares of its Class A Common Stock below $2.25 per share. Holders of Series B Preferred Stock of the Company are entitled to one vote per share and vote together with the holders of Class A Common Stock and Series A Preferred Stock. Holders of Series B Preferred Stock are entitled to receive a pro rata share of any dividends declared by the Company on a pari passu basis with the holders of Class A Common Stock and Series A Preferred Stock.

     Cap Com loaned the Company $250,000 on July 5, 2001, $250,000 on August 22, 2001, $250,000 on February 19, 2002, $500,000 on March 27, 2002, $500,000 on April 10, 2002, $250,000 on May 22, 2002 and $400,000 on December 20, 2002. These loans were made to provide the Company with working capital.

     Capital Technologies CDPQ Inc., a legal entity duly incorporated under Part 1A of the Companies Act (Quebec) and a wholly owned subsidiary of Caisse, having its head office and principal place of business at Centre CDP Capital, 1000 place Jean-Paul-Riopelle, Montréal, Québec H2Z 2B3, Canada, and the successor-in-interest to Sofinov (“Cap Tech”), loaned the Company $250,000 on July 6, 2001, $250,000 on August 22, 2001, $500,000 on November 15, 2001, $500,000 on December 20, 2001, $250,000 on February 20, 2002, $250,000 on April 11, 2002 and $400,000 on December 20, 2002. These loans were made to provide the Company with working capital.

     On June 10, 2003, Cap Tech and Cap Com transferred all of their shares of stock of the Company to Caisse and Cap Tech transferred all of its remaining TDJI convertible notes to Caisse. On the same date, Caisse, as assignee from Cap Com and Cap Tech, voluntarily exchanged convertible promissory notes in aggregate amount of $4,800,000 and its right to $10,203,123 in accrued dividends and interest, representing all of Caisse’s remaining interest in TDJI, for an aggregate of 25,000,000 shares of Series C Preferred Stock of the Company. Each share of Series C Preferred Stock has a liquidation preference of $0.50 per share. The Series C Preferred Stock is non-convertible, non-voting and is not entitled to any dividends. The purpose of this exchange was to improve the Company’s financial position by reducing indebtedness and consolidate Caisse’s investments at the Company level. This transaction triggered the anti-dilution provisions of the Company’s certificate of incorporation relating to the Series A Preferred Stock and the Series B Preferred Stock, resulting in an increase in the number of shares of Class A Common Stock upon conversion of the Series A Preferred Stock and Series B Preferred Stock. Following this adjustment, each share of Series A Preferred Stock became convertible into three shares of Class A Common Stock and each share of Series B Preferred Stock became convertible into 4.5 shares of Class A Common Stock.

Item 5.     Interest in Securities of the Issuer.

     As a result of the transactions described above, as of the date of the filing of this Schedule 13D, Caisse owns the following securities in the Company:

•	9,235,774 shares of Series A Preferred Stock;

•	8,888,889 shares of Series B Preferred Stock; and

•	25,000,000 shares of Series C Preferred Stock.

     Because the shares of Series A Preferred Stock and Series B Preferred Stock are convertible into shares of Class A Common Stock, Caisse is deemed to be the beneficial owner of 67,707,322 shares of Class A Common Stock, consisting of (i) 27,707,322 shares of Class A Common Stock issuable upon conversion of 9,235,774 shares of Series A Preferred Stock (each of which is currently convertible into three shares of Class A Common Stock); and (ii) 40,000,000 shares of Class A Common Stock issuable upon conversion of 8,888,889 shares of Series B Preferred Stock (each of which is currently convertible into 4.5 shares of Class A Common Stock).

     Based on the capitalization of the Company as reported in the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004, filed with the Securities and Exchange Commission on May 17, 2004, such shares represent beneficial ownership of 82.0% of the Class A Common Stock, as determined in accordance with the regulations of the

United States Securities and Exchange Commission. However, because the Series A Preferred Stock and Series B Preferred Stock vote together with the Class A Common Stock as a single class, Caisse exercises voting control over only 49.6% of the Company’s voting capital stock.

      Other than the transactions described above, no transactions in the Class A Common Stock, or any securities convertible into or exchangeable for, Class A Common Stock, have been effected by Caisse during the past 60 days.

     To the knowledge of Caisse, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described above in Item 5 of this Schedule 13D, in connection with the initial investments in the Company by Sofinov and Innovatech, on March 18, 1997 Sofinov, Innovatech, TechnoExpres and the Company entered into the Shareholders Agreement. Since then, the Shareholders Agreement has been amended and restated a number of times in connection with subsequent financings by Sofinov and Innovatech. The Amended and Restated Voting Trust and Limited Shareholders Agreement (the “Amended and Restated Shareholders Agreement”), dated as of June 10, 2003, among Sofinov, Innovatech, Techno Expres and the Company, as currently in effect, provides that Caisse has the right to appoint four of eight members to the Company’s board of directors, Innovatech has the right to appoint one member to the Company’s board of directors, Techno Expres has the right to appoint two members to the board of directors and the remaining board member will either be the chief executive officer of the Company or an individual acceptable to the Shareholders. Caisse continues to have the same consent rights that they had in the original Shareholders Agreement, dated March 18, 1997. In addition, Caisse’s consent is required prior to: (a) any change in the size of the Company’s board of directors; (b) any amendment to the Company’s articles of incorporation or bylaws; (c) the payment of bonuses or raises to officers and directors of the Company; (d) any purchase of fixtures or any contract requiring expenditures in excess of $50,000; (e) the Company incurring or guaranteeing any indebtedness; (f) the sale of 10% or more of the Company’s assets; (g) the engagement by the Company in any transaction with any affiliate of the Company; (h) the formation of any joint venture; (i) a change in the Company’s independent auditors or accounting policies; and (j) any change in the Company’s business.

     Under the terms of the Amended and Restated Shareholders Agreement, each Shareholder’s consent is required prior to: (a) any change in the Company’s authorized share capital; (b) any sale of capital stock; (c) a sale of all or substantially all of the Company’s assets; (d) a merger involving the Company; (e) the declaration of dividends; (f) the repurchase of any capital stock; (g) the Company’s making a loan to, or repaying any loan on behalf of, any affiliate of the Company; and (h) a liquidation or voluntary bankruptcy of the Company.

     Each of the Shareholders continues to have a preemptive right to purchase its pro rata share of any new securities offering (subject to customary carve-outs).

     In addition, prior to selling any shares of the Company’s capital stock to a third party, each Shareholder is obligated to first offer such shares to the non-selling Shareholders pursuant to a right of first refusal.

     Finally, Caisse has the right to require the other Shareholders to participate in an extraordinary corporate transaction, such as a merger or sale of substantially all of the Company’s assets.

Item 7.     Material to be Filed as Exhibits.

     Exhibit 1: List of Executive Officers and Directors of Caisse

     Exhibit 2: Amended and Restated Voting Trust and Limited Shareholders Agreement, dated June 10, 2003, by and among Caisse, Innovatech, TechnoExpres and the Company (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 13, 2003 (File No. 33-55254-447).

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated June 17, 2004
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, a legal person without share capital and a mandatary of the State of the Province de Quebec

	By:	/s/ Ginette Depelteau

	Name: Title:	Ginette Depelteau Vice-president and Corporate Secretary

EXHIBIT 1

LIST OF EXECUTIVE OFFICERS AND DIRECTORS
OF Caisse de dépôt et placement du Québec

PRINCIPAL
DIRECTORS	BUSINESS ADDRESS	OCCUPATION
Henri-Paul Rousseau	Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal (Québec) H2Z 2B3	Chairman and Chief Executive Officer

Guy Morneau	Régie des rentes du Québec 2600, boul. Laurier, bureau 546 Québec (Québec) G1V 4T3	Chairman of the Board and President

Jean-Claude Bachand	Fraser Milner Casgrain 1, Place Ville-Marie Bureau 3900 Montréal (Québec) H3B 4M7	Lawyer

Bernard Bonin	745, Hot Springs Way Ottawa (Ontario) K1V 1W8	Economist-Advisor

Claudette Carbonneau	Confédération des syndicats nationaux 1601, Delorimier Montréal (Québec) H2K 4M5	President

Steven Cummings	Placements Waxwell Cummings & Fils Ltée 4115, Sherbrooke West, Suite 600 Westmount (Québec) H3Z 1B1	President

Alban D’Amours	Mouvement des caisses Desjardins 100, avenue des Commandeurs Lévis (Québec) G6V 7N5	President

Sylvie Dillard	Fonds québécois de la recherche sur la nature et les technologies 140, Grande-Allée Est, Bureau 450 Québec (Québec) G1R 5M8	Member and President of the board and Chief Executive Officer

Yves Filion	Hydro-Québec Distribution 75, boul. René-Lévesque Ouest Montréal (Québec) H2Z 1A4	President

PRINCIPAL
DIRECTORS	BUSINESS ADDRESS	OCCUPATION
Gilles Godbout	Ministère des Finances 12, rue St-Louis Québec (Québec) G1R 5L3	Deputy Minister, Finance, Economy and Research

Henri Massé	Fédération des travailleurs et travailleuses du Québec 545, boul. Crémazie Est Montréal, (Québec) H2M 2V1	President

Nicole Trudeau	Commission municipale du Québec 500, René-Lévesque Blvd. West Suite 24.200 Montréal (Québec) H2Z 1W7	Vice-President

Duc Vu	Commission administrative des régimes de retraite et d’assurances 475, St-Amable Québec (Québec) G1R 5X3	President

John T. Wall	6601, Radnor Road Bethesda, Maryland 20817 USA	Chairman of the Board Capital Markets Advisors, Inc.

PRINCIPAL
OFFICERS	BUSINESS ADDRESS	OCCUPATION
Henri-Paul Rousseau	Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal (Québec) H2Z 2B3	Chairman and Chief Executive Officer

François Grenier	Same	Executive Vice-President, Equity Markets

Denis Senécal	Same	Executive Vice-President, Fixed Income

Christian Pestre	Same	Executive Vice-President, Absolute Return

Normand Provost	Same	Executive Vice-President, Private Equity and President, Capital d’Amérique CDPQ inc.

PRINCIPAL
OFFICERS	BUSINESS ADDRESS	OCCUPATION
Fernand Perreault	Same	President, CDP Capital - Real Estate Group and Executive Vice-President, CDP Capital

Richard Guay	Same	Executive Vice-President, Risk Management and Depositors’ Accounts Management, CDP Capital

Ghislain Parent	Same	Executive Vice-President, Finance, Treasury and Strategic Initiatives

Robert Desnoyers	Same	Executive Vice-President, Human Resources and Organisational Development

VP Pham	Same	Executive Vice-President, Information Technology and Investments Administration

Suzanne Masson	Same	Executive Vice-President, Institutional Affairs

Ginette Depelteau	Same	Vice-President and Corporate Secretary